
PEARSON

29 April 200[illegible]


SEC MAIL PROCESSING
RECEIVED
MAY 16 2005
WASH, D.C. 202 SECTION

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

05008200

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-
11 April - Financial Times and Goldman Sachs launch business Book of the Year Award
12 April – Pearson Education Measurement expands capacity
12 April – Financial Times announces Inaugural FT Business of Luxury summit
13 April – Financial Times to launch FTpm
21 April – Study shows behavioural targeting can outperform run of site advertising…
26 April – IFRS briefing
28 April – IDC reports Q1 results
29 April – Results of AGM
29 April – AGM trading update
29 April Two copies of two ordinary resolutions and two special resolutions

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours



Stephen Jones
Deputy Secretary

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9





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SEC MAIL
RECEIVED
PROCESSING
MAY 16 2005
WASH. D.C.
202
SECTION

11 April 2005
Financial Times and Goldman Sachs Launch Business Book of the Year Award

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The Financial Times and Goldman Sachs are to launch the inaugural Business Book of the Year Award on Monday 11th April 2005.

The Award is designed to highlight the business book that provides the most compelling and enjoyable insight into modern business issues, including management, finance and economics. Entries will be invited from publishers of business books in the English language, that are first published between 31st October 2004 and 1st November 2005. The deadline for entries is 30th June 2005 and the entry form is available online (www.ft.com/bookaward).

The judging panel will select up to six runners up and one overall winner, who will be announced at a special ceremony in London in November 2005. The panel comprises:

- Lloyd C. Blankfein, president and chief operating officer, The Goldman Sachs Group, Inc
- John Gapper, chief business commentator and associate editor, Financial Times
- Jeffrey Garten, dean, Yale School of Management
- Andrew Gowers, editor, Financial Times
- Rachel Lomax, deputy governor for monetary policy, Bank of England
- N.R. Narayana Murthy, chairman and chief mentor, Infosys Technologies
- Sir Martin Sorrell, chief executive, WPP

The winner will be awarded £30,000, and each of the other shortlisted authors will receive £5,000.

Andrew Gowers, editor of the Financial Times, said: "Amid the huge number of business books published around the world every year, a small number stand out for their originality of thought, quality of writing and accessibility of content. These are the books that quickly become a must read for anyone who's serious about business. The aim of this unique prize is to help our readers sort these grains of wheat from the chaff."

Lloyd C. Blankfein, president and chief operating officer, The Goldman Sachs Group, Inc, said: "The number of business books being written has grown dramatically as an increasing number of people take a real interest in business, finance and

markets. It's important to highlight excellence in this field and we are delighted to be directly involved."

A briefing will be held for publishers in London on Wednesday 27th April, from 10am-12pm, at the Financial Times, Number One Southwark Bridge, London SE1 9HL. A briefing will also be held for publishers in New York on Wednesday 11th May.

Futher information

For further information or to attend the London or New York briefings, please contact:

Joanna Manning-Cooper, Financial Times, +44 207 873 4447/+44 (0)7753 811 353
Joanna.manning-cooper@ft.com
Katy Hemmings, Financial Times, +44 207 873 3811
katy.hemmings@ft.com

Peter Rose, Goldman Sachs, +1 212 902 3144
Peter.rose@gs.com

Notes

Entry Forms and copies of the Conditions of Entry are available from www.ft.com/bookaward. This new annual Award aims to identify the book that provides the most compelling and enjoyable insight into modern business issues, including management, finance and economics. A shortlist of up to 6 titles will be announced in early autumn, and the winner will be announced at a gala event in London in November 2005. Submissions are invited from publishers or bona fide imprints based in any country.

Eligibility

Books must be published for the first time in the English language, or in English translation, between 31st October 2004 and 1st November 2005. There is no limit to the number of submissions from each publisher/imprint, provided they fit the criteria, and books from all genres are eligible. There are no restrictions of gender, age or nationality of authors. Authors who are current employees of the Financial Times or Goldman Sachs, or the close relatives of such employees, are not eligible.

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12 April 2005
Pearson Educational Measurement Expands Capacity

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Largest Educational Assessment Provider Adds Scoring Centers to Meet Increasing Customer Needs

Pearson Educational Measurement (PEM) today announced increased scoring capacity with the addition of three new scoring centers and two temporary centers to provide a full range of custom assessment services for states and large school districts.

In addition to its 12 existing scoring centers across the nation, three regional Pearson Educational Measurement scoring centers have opened since the beginning of the year. A Westerville, Ohio, facility and a Duluth, Ga., center opened in February; a second Jacksonville, Fla. facility opened in early March, and additional sites in Norfolk, Va. and Auburn, Wash. will handle temporary scoring projects. PEM will hire an average of 400 scorers at each of its new facilities.

The scoring centers will support Pearson Educational Measurement's state scoring contracts. Pearson expects to hire more than 10,000 scorers this year to assign more than 100 million student scores. The company provides scoring to 20 states, a number of test publishers, scoring of the new SAT writing essay, and scoring for the National Assessment of Educational Progress, known as "The Nation's Report Card."

PEM also expanded its local capabilities in its Iowa City scoring facility and will be adding a new administration building in Coralville, Iowa in summer 2005. This will bring PEM to 15 permanent scoring centers, two temporary alternate assessment centers and one scoring administration complex.

"Throughout our 50 years in the education industry we've evolved to provide the highest quality comprehensive services that any state department of education may need," said Douglas Kubach, president and CEO of Pearson Educational Measurement. "Our PEMSolutions suite of services allows us to create, deliver, score, report and analyze assessment results to meet the unique needs of our customers."

About Pearson Educational Measurement
Pearson Educational Measurement, the largest comprehensive provider of educational assessment products, services and solutions, helps states and large school districts meet the requirements of education reform while using

testing and assessment to promote learning. As a pioneer, PEM has been a trusted partner in district, state and national assessments for more than 50 years.

PEM's full-service offerings for K-12 and other assessment organizations include PEMSolutions (Pearson Educational Measurement Solutions) for custom assessments, both online and on paper; PASeriesÔ (Progress Assessment Series) for formative assessments; Perspective for performance reporting; and a wide range of data warehousing and other educational assessment products and services. Pearson Educational Measurement operates as a business of Pearson Education, the world's largest education company, which in turn is a part of Pearson (NYSE: PSO; LSE: PSON), the international media company. Pearson's other primary operations include the Financial Times Group and the Penguin Group.

For more information on Pearson Educational Measurement, visit the website at www.pearsonedmeasurement.com.

About PEMSolutions

PEMSolutions (Pearson Educational Measurement Solutions) is a comprehensive suite of custom assessment services to meet the specific needs of states and large school districts. PEMSolutions provides the ability to create quality assessment instruments through Test & Measurement Services, deliver tests both on paper and online with its Assessment Network, score a full spectrum of test items with the Scoring Network, report test results to educators and parents quickly through Reporting Services, and analyze results through Research Services.

PEMSolutions provides summative, formative, English language, and alternative assessments. Schools benefit from flexibility in type or mode of testing and are able to test later while getting results back earlier. All PEMSolutions programs are enhanced by certified program management, world-class customer service and a highly responsive account team.

Further information

Sarah Rades
+1 (319) 339-6954
sarah.rades@pearson.com



Press releases



12 April 2005
Financial Times Announces Inaugural FT Business of Luxury Summit

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FT Summit to take place in Shanghai, May 2005

The Financial Times is to hold its first Business of Luxury Summit, in Shanghai, from 18-20th May 2005. The Summit will bring together around 400 senior level industry executives and institutional investors for an in-depth analysis of the strategic and competitive challenges facing luxury brands operating on the world stage. Delegates invited to attend this complimentary event will include the major industry players from the luxury goods companies, the consultancies and analysts who track the industry and the biggest institutional investors in the sector.

Andrew Gowers, editor of the Financial Times, will be chairing the Summit which will incorporate panel discussions and case studies on topics such as diversification, benchmarking performance and the challenges of new markets. The Summit will also include findings of new research by Bain, the global business consulting firm.

Su-Mei Thompson, Managing Director of the Financial Times in Asia, said:

"The FT has long been associated with stylish living and the luxurious habits of the influential and affluent through the Weekend FT and our award-winning magazine, How To Spend It. We have also recently expanded our business coverage of the sector with regular features on themes and topics relevant to the industry and its analysts and investors. The Business of Luxury Summit reflects the FT's commitment to this important and exciting sector. Our decision to hold the event in Shanghai reflects the growing importance of China on the world's business stage and its position as one of the fastest emerging luxury markets in the world."

Further information

For further information or to enquire about attending the Summit, please contact :

Katy Hemmings/Joanna Manning-Cooper, Financial Times,
+44 (0) 20 7873 3811/4447
Katy.hemmings@ft.com, joanna.manning-cooper@ft.com

Notes to Editors

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

- The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.
- FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.6 million unique monthly visitors, generating 58.2 million page views and has over 76,000 subscribers. FT.com broke even in December 2002.
- The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.
- Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.
- FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.
- The Financial Times Group also has a stake in a number of joint ventures, including;
    - FTSE International, a joint venture with the London Stock Exchange.
    - Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media
    - A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.

- A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
- A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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13 April 2005
Financial Times to Launch FTpm - A New A4 Afternoon News Summary for Corporate Customers

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The Financial Times is to launch a new afternoon news briefing in the UK. The new publication will be called 'FTpm', and will be available in print and online every afternoon from Monday to Friday.

FTpm will be made available to corporate clients, including City office developments and leading UK plcs, airlines and leading business hotels.

The printed copies will be in A4 format, with two sides of the day's top business news stories, comment and analysis.

Readers will also be able to download and print copies via a new PDF service on FT.com.

FTpm will carry advertising. Corporate clients who have already signed up for copies to be distributed in their offices include Merrill Lynch.

FTpm will launch by the end of April. It will be available from 4pm every day and will use content from FT.com, highlighting the strength of the FT's integrated print and online news operation and production systems. It will also promote content, comment and analysis in the following day's Financial Times newspaper, and on FT.com.

Andrew Gowers, Editor of the Financial Times, commented: " FTpm is an exciting new service from the FT. Our readers need to stay up to date with breaking business news throughout the working day, and rely on the FT not just for the news, but for the most incisive comment and analysis too. That's what we'll give them during their working day with FTpm. By publishing on FT.com, and in print, we can reach our readers throughout the working day, whether they are in front of PCs or on the move."

Michael Rzesnitzek, Managing Director of the FT in EMEA commented; "FTpm is a great new service for our corporate clients and core readers and will be distributed in a highly targeted manner. Our target audience is UK plc, and we'll reach our business readers in their offices, or when they are travelling. This is an important audience for our advertisers, and another way of making sure the FT is the UK's leading business news brand."

For further information

Joanna Manning-Cooper
+44 (0)20 7873 4447

Notes to Editors
Corporate Clients can sign up for the FTpm service by contacting James Mann or David Kybett in the FT Corporate Sales Team on 020 7873 4079/020 7873 4063

The Financial Times Group, one of the world's leading business information companies, aims to provide a broad range of business information and services to the growing audience of internationally minded business people. The FT Group includes:

1. The Financial Times, one of the world's leading business newspapers, recognised internationally for its authority, integrity and accuracy. Providing extensive news, comment and analysis, the newspaper is printed in 23 cities across the globe, has a daily circulation of over 425,000 and a readership of more than 1.6 million people worldwide.

2. FT.com is one of the world's leading business information websites, and the internet partner of the FT newspaper. Since its relaunch in May 2002, the website has continued to be the definitive home for business intelligence on the web, providing an essential source of news, comment, data and analysis for the global business community. FT.com attracts 3.6 million unique monthly visitors, generating 58.2 million page views and has over 76,000 subscribers. FT.com broke even in December 2002.

3. The FT Group's pan-European network of national business newspapers and online services including France's leading business newspaper and website, Les Echos and lesechos.fr, and Spain's leading business newspaper and website, Expansion and expansiondirecto.es. In February 2000, the FT launched a new German language newspaper, FT Deutschland, with a fully integrated online business news and data service.

4. Through FT Interactive Data, the FT Group is one of the world's leading sources of securities pricing and specialist financial information to global institutional, professional and individual investors. Its products include eSignal, an online realtime streaming quotation service for brokers and active traders.

5. FT Business, which produces specialist information on the retail, personal and institutional finance industries. It publishes the UK's premier personal finance magazine, Investors Chronicle, and The Banker, Money Management and Financial Adviser for professional advisers.

6. The Financial Times Group also has a stake in a number of joint ventures, including;
· FTSE International, a joint venture with the London Stock Exchange.
· Vedomosti, Russia's leading business newspaper and a partnership venture with Dow Jones and Independent Media

· A 50% stake in BDFM, publishers of South Africa's leading financial newspapers and websites.
· A 50% stake in The Economist Group, which publishes the world's leading weekly business and current affairs journal.
· A 13.85% stake in Business Standard, one of India's leading financial newspapers.

The FT Group is part of Pearson plc, the international media group.

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21 April 2005
Study shows behavioral targeting can outperform run of site advertising by 193%

print version 

NTT DoCoMo Campaign on FT.com demonstrates effectiveness of behavioural targeting strategy

New York - Revenue Science, Inc., the leading provider of behavioural targeting for more than 80 percent of top online advertisers, and the Financial Times announced today that the behavioural targeting component of an NTT DoCoMo campaign run on FT.com generated significantly better results—some nearly 200 percent better—than run-of-site ads. NTT DoCoMo is the world's leading mobile communications company serving more than 50 million customers in Japan.

Dynamic Logic, an independent third-party marketing effectiveness research company, conducted the study on behalf of FT.com and NTT DoCoMo to measure the campaign's impact on awareness and brand attributes. Results were most prominent in all key metrics such as Aided Brand Awareness, Online Ad Awareness and Aided Ad Recall.

"FT.com is a premium vehicle for companies like NTT DoCoMo who want to reach our audience of international C-level decision makers," said Shauna Monkman, VP of Global Online Advertising Sales for FT.com. This technology allows us to target groups of people based on what they read rather than by the sections of the site they visit. We are thus able to deliver larger numbers of our premium audience to clients and to customize targeted segments for specific advertising campaigns. This study illustrates that behavioural targeting can be a valuable addition to any online marketing plan."

"FT.com came to us with the idea of using behavioural targeting to reach opinion leaders and business decision-makers that will be instrumental in growing our brand. The results speak for themselves," said Masanori Goto, Manager of International Public Relations, NTT DoCoMo. "Behavioural targeting can be an effective and high-performance tool in conveying our message to the right target groups. We are very much satisfied with the outcome of this campaign."

The primary goal of NTT DoCoMo's advertising campaign, which ran on FT.com from early September through to the end of November 2004, was to raise awareness of the brand among its key target audience, focused mainly on opinion leaders and business decision-makers with interest in information technology and telecommunications. The ads were delivered to both an unqualified audience via run-of-site

placements and to a highly targeted audience via Revenue Science behavioural targeting. Dynamic Logic conducted online interviews with those who viewed the ads and the results to a control group that did not see the ads. Both groups were randomly sampled simultaneously while the campaign was live and in-market.

While those who viewed the ads expressed greater awareness than the control group, awareness of the behaviourally targeted audience was significantly better; an approximate 200 percent increase in Online Ad Awareness compared to the run of site audience.

Awareness Metrics
(Percentage of Awareness by Audience Type)

	Run of Site	**Behavioural Targeting**	**Performance of Behavioural Targeting over Run of Site**
Aided Brand Awareness	56.10%	79.00%	+41%
Online Ad Awareness	8.50%	24.90%	+193%
Aided Ad Recall	10.20%	28.40%	+178%

Note: Differences in performance between BT and ROS groups may also be due to differences in audience composition.
Source: Dynamic Logic AdIndex Oct-Dec 2004 n=723

The second campaign objective was to raise the perception that NTT DoCoMo is the leading mobile telecommunications development as an operator. Again, the behaviourally targeted approach proved most effective in this case. It increased levels of agreement with all brand attribute statements tested, with results from 45% to 83% better than run-of-site advertising.

Brand Attributes
(Percentage of Agreement with Statements by Audience Type)

	Run of Site	**Behavioural Targeting**	**Performance of Behavioural Targeting over Run of Site**
Company I am familiar with	22.40%	32.50%	+45%
Company with potential for growth	27.00%	45.10%	+67%
A leader in technology	29.00%	46.00%	+59%
Pioneer in field of mobile	26.90%	49.30%	+83%

telecommunications			
Reliable company	21.60%	32.70%	+51%
Innovative mobile phone operator	29.50%	45.80%	+55%

Note: Differences in performance between BT and ROS groups may also be due to differences in audience composition.
Source: Dynamic Logic AdIndex Oct-Dec 2004, n=723

"These results are an important validation of the value that behavioural targeting brings to major, global brands who want to move offline dollars online," said Bill Gossman, president and CEO of Revenue Science. "We look forward to helping FT.com continue to deliver on the promise of behavioural targeting to global 1000 companies."

Further information

Shauna Monkman, VP Global Online Ad Sales, Financial Times New York
+1 212-641-6341 or shauna.monkman@ft.com

Notes

About the Financial Times

Financial Times is firmly established as one of the world's leading business information brands, internationally recognized for its authoritative, accurate, and incisive news, comment and analysis. Whether in print or online, the Financial Times is essential reading for the global business community. Printed in 23 sites worldwide, the Financial Times newspaper currently has a daily circulation of over 440,000 and a readership of more than 1.5 million people worldwide. FT.com (http://www.ft.com) is one of the world's leading business information portals, and the Internet partner of the Financial Times. It combines agenda-setting editorial content with comment and analysis, relevant financial data, discussion groups, unique dossiers on key business people and a range of tools to search the web, manage a working day and seek out leisure opportunities. FT.com has 3.6 million unique monthly users that generate over 59.6 million monthly page views.

About Revenue Science, Inc.

Revenue Science, Inc. is the leading provider of behaviorally targeted audiences for Web advertising. Revenue Science delivers the highest-quality audiences with the most effective reach, increasing revenue for publishers and efficiency for

advertisers. The company makes behavioral targeting easy with Audience Search™ technology to enable custom campaigns on the fly, powerful inventory management tools and performance-based pricing that eliminates risk.. Leading Fortune 500 advertisers in the automotive, technology, telecommunications, healthcare, real-estate, travel, and finance industries use behavioral targeting from Revenue Science. For more information, visit www.revenuescience.com.

About Dynamic Logic

Dynamic Logic is a leading Independent research company with expertise in marketing effectiveness. Dynamic Logic's three main product areas are: AdIndex® to measure the branding impact of online advertising, CrossMedia ResearchTM for multi-media campaigns and MarketNorms®,an advertising effectiveness base. Founded in 1999, the company is headquartered in New York City with offices in London, Chicago, San Francisco and Los Angeles.

http://www.dynamiclogic.com

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26 April 2005
IFRS briefing

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Pearson will be providing further details of the transition to IFRS on Wednesday 4 May.

We will publish summary financial statements under IFRS for 2003 and 2004 at 12.00 BST (07.00 EST).

At 14.00 BST (09.00 EST) we will hold a briefing by conference call with Rona Fairhead, CFO and Robin Freestone, deputy CFO. To join, please call in on: 44 (0) 1296 480 180, passcode: 607291#. The briefing will also be webcast live on this site.

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28 April 2005
IDC reports Q1 results

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Click here to download a PDF of the IDC first quarter results.

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Press Release

INTERACTIVE DATA REPORTS FIRST-QUARTER 2005 RESULTS

First-Quarter Service Revenue Increases by 18.7% and Net Income Increases by 28.9%

BEDFORD, Mass – April 28, 2005 – Interactive Data Corporation (NYSE: IDC) today reported its financial results for the first quarter ended March 31, 2005. First-quarter 2005 service revenue grew 18.7% to $139.7 million from $117.6 million in the first quarter of 2004. Net income for the first quarter of 2005 increased by 28.9% to $23.7 million, or $0.25 per diluted share, from $18.4 million, or $0.19 per diluted share, in the same quarter last year.

"Our first-quarter 2005 results were positively impacted by the recognition of $8.1 million in service revenue, $6.7 million in direct SG&A costs and $1.4 million in income from operations primarily as a result of a previously announced reversal that occurred during the fourth quarter of 2004," stated Stuart Clark, president and chief executive officer. "These amounts include the original reversal totals from prior periods plus the related service revenue, costs and income from operations that were deferred in the fourth quarter of 2004."

Clark commented, "It was a strong quarter even without the accounting adjustment, driven by growth at FT Interactive Data and eSignal, and the contribution of FutureSource, whose assets were acquired in September 2004. Within the Institutional Services segment of our business, FT Interactive Data experienced very good growth as a result of ongoing strength in North America and improved performance in Europe. Overall renewal rates within the Institutional Services segment remain at or above 95%. In our Active Trader Services segment, eSignal achieved excellent revenue growth by continuing to expand its direct subscriber base."

"We ended the first quarter with cash and marketable securities of $226.1 million, and we remain debt free. Our strong financial position provides us with the flexibility to continue evaluating a wide range of investment opportunities, including those that would expand our geographical reach and broaden our offerings to address our clients' front, middle and back office challenges," concluded Clark.

Other First-Quarter Operating and Financial Highlights

Effects of Foreign Exchange:

- Interactive Data's first-quarter 2005 service revenue was positively impacted by $1.0 million due to the effects of foreign exchange. First-quarter 2005 service revenue before the effects of foreign exchange grew by $21.1 million, or 17.9%, over the comparable period in 2004. Total costs and expenses in the first quarter of 2005 were negatively impacted by $0.8 million due to the effects of foreign exchange. First-quarter 2005 total costs and expenses before the effects of foreign exchange increased by $14.4 million, or 16.3%, over the first quarter of last year. The net effect of foreign exchange in the first quarter of 2005 was a $0.2 million increase in income from operations.

Institutional Services Segment:

- FT Interactive Data's first-quarter 2005 service revenue of $86.0 million grew 8.5% over the prior year's first quarter (or an increase of 7.8% before the effects of foreign exchange). North American service revenue for the first quarter of 2005 increased 8.5% over the prior year's first quarter, due to continued high demand for evaluated and descriptive services. First-quarter 2005 European service revenue increased by 8.7% (or an increase of 5.8% before the effects of foreign exchange) from the first quarter of last year. This marks the second consecutive quarter of year-over-year revenue growth for FT Interactive Data's European business. Asia-Pacific first-quarter 2005 service revenue increased 7.5% (or an increase of 6.1% before the effects of foreign exchange) compared with the prior year's first quarter.

- ComStock generated first-quarter 2005 service revenue of $27.7 million, an increase of 44.9% over the same quarter last year (or an increase of 42.7% before the effects of foreign exchange). The increase includes the previously mentioned recognition of $8.1 million of service revenue and $6.7 million in direct SG&A costs and $1.4 million in income from operations. Excluding these amounts, ComStock generated modest underlying growth. During the first quarter of 2005, ComStock introduced a new interface for integrating its datafeeds into institutional applications and a major investment bank became the first client to implement this interface. ComStock's first-quarter service revenue in 2004 and 2005 includes real-time foreign exchange data services revenue, which were previously included as Other Service Revenue and are now part of ComStock.

- CMS BondEdge's service revenue for the first quarter of 2005 decreased by 1.8% over last year's first quarter to $7.9 million. CMS BondEdge's first-quarter performance was impacted by a number of cancellations due primarily to a combination of cost-cutting actions and consolidations by institutional clients. The cancellations were partially offset by twelve new client installations.

Active Trader Services Segment:

- eSignal's first-quarter 2005 service revenue grew 65.3% over 2004's first quarter to $17.9 million due to the contribution of FutureSource and the continued expansion of eSignal's direct subscriber base. FutureSource, whose assets were acquired by the Company in September 2004, generated $5.3 million in first-quarter 2005 service revenue, or approximately 29% of eSignal's first-quarter service revenue. eSignal ended the first quarter of 2005 with approximately 45,250 direct subscription terminals, which includes approximately 6,700 FutureSource terminals. The integration of FutureSource is proceeding as planned on multiple fronts, including product development. The newest version of FutureSource Workstation, which is expected to be generally available in the second quarter of 2005, will incorporate real-time equities data from major US and international stock exchanges, a feature that has distinguished eSignal's core offerings for many years.

Costs and Expenses:

- Total first-quarter 2005 costs and expenses increased by 17.2% to $103.5 million from $88.3 million in the first quarter of 2004. Total first-quarter 2005 costs and expenses include the previously discussed $6.7 million in direct SG&A costs, which were reversed from prior periods and deferred in the fourth quarter of 2004. Total costs and expenses for the first quarter of 2005 increased by $9.1 million, or 10.5%, before total costs and expenses associated with businesses acquired or closed in the past twelve months, the effects of foreign exchange and data center consolidation initiative costs.

- During the first quarter of 2005, Interactive Data continued to invest significant human and financial resources to address its various compliance obligations, including those related to the Investment Advisers Act and Section 404 of the Sarbanes-Oxley Act.

As of March 31, 2005, Interactive Data had no outstanding debt and had cash, cash equivalents and marketable securities of $226.1 million, an increase of $15.8 million from December 31, 2004. Under the one million share buyback program initiated in September 2004, Interactive Data repurchased a total of 389,600 shares at an average price of $21.23 per share during the first quarter of 2005. As a result, Interactive Data has repurchased a cumulative total of 534,600 shares under the existing buyback program.

Outlook

We anticipate similar business conditions in 2005 to those that we experienced during the past several quarters. We believe customers in the financial services sector will remain focused on cost containment initiatives. We remain on target to deliver 2005 service revenue and net income growth in the high single-digit to low double-digit range. The effective tax rate for 2005 is expected to be in the range of 38.0% to 38.5%, with potential for the tax rate to increase to as high as 39.0% depending on the outcome of proposed changes to tax laws in the United Kingdom. Capital expenditures for 2005 are expected to be in the range of $24.0 to $26.0 million.

Conference Call Information

Interactive Data Corporation's management will conduct a conference call Thursday, April 28, at 11:00 a.m. Eastern Time to discuss the first-quarter 2005 results, related financial and statistical information, and additional business matters. The dial-in number for the conference call is (706) 679-4631; no access code is required. Investors and interested parties may also listen to the call via a live web broadcast available through the Investor Relations section of the Company's web site at www.interactivedata.com and through www.StreetEvents.com. To listen, please register and download audio software at the site at least 15 minutes prior to the call. For those who cannot listen to the live broadcast, a replay of the call will be available from Thursday, April 28, 2005 at 2:00 p.m. through Thursday, May 5, 2005 at 2:00 p.m., and can be accessed by dialing (706) 645-9291 or (800) 642-1687, using access code 5283814. This press release and other financial and statistical information to be presented on the conference call will be accessible on the Investor Relations section of the Company's web site at www.interactivedata.com. The web site is not incorporated by reference into this press release.

Non-GAAP Information

In an effort to provide investors with additional information regarding our results as determined by generally accepted accounting principles (GAAP), we also disclose the following non-GAAP information, which management believes provides the following useful information to investors:

- Management refers to growth rates at constant currency so that business results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of the Company's underlying business. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower than growth reported at actual exchange rates.
- Management refers to service revenue growth before the effects of foreign currency exchange rates and service revenue from FutureSource, the assets of which was acquired in September 2004, because management believes that facilitating period-to-period comparisons of the Company's service revenue growth on a constant dollar basis better reflects actual trends. As part of determining service revenue growth before the effects of foreign currency exchange rates and the acquisition of the assets of FutureSource, management refers to service revenue for our FT Interactive Data, ComStock, CMS BondEdge, eSignal and Broadcast businesses. Management uses such information for evaluating its business, and for forecasting and planning purposes. In

addition, since we have historically reported service revenue for these businesses to the investment community as part of our Reports on Form 10-K and Form 10-Q, we believe that continuing to offer such information provides consistency in our financial reporting.

Management includes information regarding total costs and expenses excluding total costs and expenses associated with FutureSource (the assets of which were acquired in September 2004), the effects of foreign exchange, and increased spending related to the data center consolidation initiative because management believes changes in our core total costs and expenses on a constant dollar basis better reflect actual trends.

The above measures are non-GAAP measures and should not be considered in isolation from, and are not intended to represent an alternative measure of, revenue, total costs and expenses, earnings or cash flows provided by operating activities, each as determined in accordance with GAAP. In addition, the above measures may not be comparable to similarly titled measures reported by other companies.

Forward-looking and Cautionary Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act and laws. These statements include our statements discussing future financial conditions, results or projections, including those appearing under the heading "Outlook" and those statements about expected market conditions and our expected growth and product development. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to: (i) the presence of competitors with greater financial resources than ours and their strategic response to our services and products; (ii) the possibility of a prolonged outage or other major unexpected operational difficulty at any of our data centers; (iii) our ability to maintain relationships with our key suppliers and providers of market data; (iv) our ability to maintain our relationships with service bureaus and custodian banks; (v) a decline in activity levels in the securities markets; (vi) consolidation of financial services companies, both within an industry and across industries; (vii) the continuing impact of cost cutting pressures across the industries we serve; (viii) new product offerings by competitors or new technologies that could cause our products or services to become less competitive or obsolete; (ix) our ability to derive the anticipated benefits from our acquisitions; (x) potential regulatory investigations of us or our customers relating to our services; (xi) the regulatory requirements applicable to our FT Interactive Data subsidiary, which is a registered investment adviser; (xii) our ability to attract and retain key personnel; (xiii) the ability of our majority shareholder to exert influence over our affairs, including the ability to approve or disapprove any corporate actions submitted to a vote of our stockholders; (xiv) our ability to successfully complete the consolidation of our data centers and achieve anticipated benefits; (xv) our ability to develop new and enhanced service offerings and our ability to market and sell those new and enhanced offerings successfully to new and existing customers; and (xvi) our ability to comply on an ongoing basis with the rules and regulations set forth in and/or adopted pursuant to the Sarbanes-Oxley Act. We undertake no obligation to update these forward-looking statements.

About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than 3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.

Interactive Data Corporation is headquartered in Bedford, Massachusetts. Through its branded businesses, FT Interactive Data, ComStock, CMS BondEdge, and eSignal, Interactive Data Corporation has approximately 1,800 employees in offices located throughout North America, Europe, Asia, and Australia. Pearson plc (NYSE: PSO), an international media company, whose businesses include the Financial Times Group, Pearson Education, and the Penguin Group, owns approximately 60 percent of the outstanding common stock of Interactive Data Corporation.

COMPANY CONTACTS

Investor Contact:
Andrew Kramer
Director of Investor Relations
781-687-8306
Andrew.Kramer@interactivedata.com

Media Contact:
Jeanne Murphy
Marketing Communications Manager
781-687-8548
Jeanne.Murphy@interactivedata.com

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per share data)

	Three Months Ended March 31		
	2005	2004	Change
SERVICE REVENUE	$ 139,652	$ 117,630	18.7%
COSTS & EXPENSES			
Cost of services	41,828	38,905	7.5%
Selling, general & administrative	51,663	39,469	30.9%
Depreciation	4,559	4,380	4.1%
Amortization	5,444	5,522	-1.4%
Total costs & expenses	103,494	88,276	17.2%
INCOME FROM OPERATIONS	36,158	29,354	23.2%
Other income, net	1,014	380	166.7%
INCOME BEFORE INCOME TAXES	37,172	29,734	25.0%
Income tax expense	13,499	11,373	18.7%
NET INCOME	$ 23,673	$ 18,361	28.9%
NET INCOME PER SHARE			
Basic	$ 0.25	$ 0.20	25.0%
Diluted	$ 0.25	$ 0.19	31.6%
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	93,238	93,061	0.2%
Diluted	96,106	95,378	0.8%

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2005 Unaudited	December 31, 2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 109,245	$ 207,908
Marketable securities	116,820	2,371
Accounts receivable, net	97,203	88,295
Interest receivable	2,342	-
Prepaid expenses and other current assets	9,119	15,809
Deferred income taxes	8,475	5,838
Total current assets	343,204	320,221
Property and equipment, net	52,975	54,854
Goodwill	474,483	480,444
Other intangible assets, net	163,890	169,338
Other assets	890	816
Total Assets	$ 1,035,442	$ 1,025,673
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 12,277	$ 15,943
Payable to affiliates	2,090	1,552
Accrued liabilities	57,067	67,276
Income taxes payable	20,348	10,672
Deferred revenue	33,767	40,774
Total current liabilities	125,549	136,217
Deferred tax liabilities	31,633	29,583
Other liabilities	2,256	2,117
Total Liabilities	159,438	167,917
Stockholders' Equity:		
Preferred stock	-	-
Common stock	967	963
Additional paid-in capital	827,400	821,590
Treasury stock, at cost	(52,597)	(44,308)
Accumulated earnings	81,747	58,074
Accumulated other comprehensive income	18,487	21,437
Total Stockholders' Equity	876,004	857,756
Total Liabilities and Stockholders' Equity	$ 1,035,442	$ 1,025,673

INTERACTIVE DATA CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31, (Unaudited)	
	2005	2004
Cash flows provided by (used in) operating activities:		
Net income	$ 23,673	$ 18,361
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	10,003	9,902
Tax benefit from exercise of stock options	1,221	1,289
Deferred income taxes	(649)	-
Other non-cash items, net	251	112
Changes in operating assets and liabilities, net	(10,800)	2,495
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,699	32,159
Cash flows (used in) investing activities:		
Purchase of fixed assets	(2,794)	(6,297)
Acquisition of business	(112)	-
Purchase and sale of marketable securities	(114,449)	-
Other investing activities	-	-
NET CASH (USED IN) INVESTING ACTIVITIES	(117,355)	(6,297)
Cash flows provided by (used in) financing activities:		
Purchase of treasury stock	(8,289)	-
Proceeds from exercise of stock options and employee stock purchase plan	4,275	3,951
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(4,014)	3,951
Effect of exchange rate on cash	(993)	298
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(98,663)	30,111
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	207,908	131,639
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 109,245	$ 161,750

RECONCILIATION OF NON-GAAP MEASURES

Service Revenue Before Effects of Foreign Exchange, and FutureSource Revenue

($ in Thousands)

	Q1 2005	Q1 2004	Growth
Service Revenue			
Institutional Services			
FT Interactive Data	$ 86,028	$ 79,272	8.5%
ComStock	27,735	19,141	44.9%
CMS BondEdge	7,948	8,098	-1.8%
Institutional Services Total	121,711	106,511	14.3%
Active Trader Services			
eSignal	17,941	10,856	65.3%
Broadcast	-	263	
Active Trader Services Total	17,941	11,119	61.4%
Total Service Revenue	139,652	117,630	18.7%
Effects of Foreign Exchange	(969)	-	
Service Revenue before Effects of Foreign Exchange	138,683	117,630	17.9%
Service Revenue – FutureSource	(5,276)	-	
Service Revenue before Effects of Foreign Exchange and FutureSouce Revenue	$ 133,407	$ 117,630	13.4%

Total Costs and Expenses Before Effect of FutureSource Total Costs and Expenses, Effects of Foreign Exchange, and Data Center Consolidation Initiative Costs

($ in Thousands)

	Q1 2005	Q1 2004	Growth
Total Costs & Expenses	$ 103,494	$ 88,276	17.2%
Total Costs & Expenses – FutureSource	(4,692)	-	
Effects of Foreign Exchange	(817)	-	
Data Center Consolidation Initiative Costs	(2,092)	(1,477)	41.6%
Total Costs & Expenses before above factors	$ 95,893	$ 86,799	10.5%



Press releases



29 April 2005
Results of Annual General Meeting

print version

Results of Annual General Meeting

Pearson plc held its annual general meeting for shareholders earlier today. All resolutions were put to the meeting and approved on a show of hands.

Full details of the resolutions passed as special business have today been submitted to the UK Listing Authority for publication through the Listing Authority's Document and Viewing Facility.

The audited proxy position at the close of books at midday on Wednesday, 27 April 2005 is set out below. The number of 25p ordinary shares in issue at that date was 803,667,028.

Resolution	Description	For and Discretionary	Against	Abstain
Resolution 1	To receive the 2004 report and accounts	458,217,517	1,465,428	7,241,833
Resolution 2	To declare a final dividend	466,683,744	96,590	144,444
Resolution 3	To re-elect Marjorie Scardino	460,964,755	3,625,535	2,334,488
Resolution 4	To re-elect Rona Fairhead	461,207,027	3,711,650	2,006,101
Resolution 5	To re-elect Patrick Cescau	463,927,150	1,302,143	1,695,485
Resolution 6	To re-elect Reuben Mark	451,399,139	4,352,624	11,173,015
Resolution 7	To re-elect Vernon Sankey	464,780,391	1,820,216	324,171

Resolution 8	To reappoint Susan Fuhrman	465,330,109	1,273,810	320,859
Resolution 9	To approve the report on directors' remuneration	433,810,161	16,081,824	17,032,793
Resolution 10	To reappoint the auditors	459,547,240	2,942,231	4,435,307
Resolution 11	To determine the remuneration of the auditors	464,792,636	1,707,146	424,996
Resolution 12	To authorise the company to allot ordinary shares	453,078,524	11,806,996	2,039,258
Resolution 13	To increase the authorised share capital	465,667,944	760,215	496,619
Resolution 14	To waive the pre-emption rights	457,477,417	8,905,145	542,216
Resolution 15	To authorise the company to purchase its own shares	466,248,378	319,675	356,725

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Press releases



29 April 2005
AGM trading update

 

Pearson, the international media and education company, is today providing a trading update at its Annual General Meeting.

Our businesses have made a good start to the year and are trading in line with our expectations. We generate most of our sales and almost all of our profits in the second half, but we continue to expect Pearson to grow strongly in 2005 and beyond, with further progress on earnings, cash and return on invested capital.

Dennis Stevenson, Pearson's chairman, said:

"Our businesses have excellent prospects both this year and beyond. We have reduced our costs by close to £400 million and invested behind the long-term strength of our franchises. Rapid growth in US education is now under way, we are seeing early signs of the long-awaited recovery in corporate advertising and we are confident of strong growth on our financial measures."

We expect 2005 to be a very strong year for **Pearson Education**.

Our **School** business is benefiting from a sharp rebound in the US school textbook market, as state and federal education funds increase and as the new adoption market opportunity grows to approximately $900m in 2005 (from $500m in 2004). We are performing well in textbook adoptions, particularly with our new programmes in maths, science, music and foreign languages, and continuing to see strong trading conditions in open territories. Our US school testing business is growing rapidly as it helps states meet new federal testing requirements, and the state of Texas, our largest customer, intends to renew our contract for a further five years. We expect our US school textbook and testing businesses to grow sales in double digits this year and improve margins steadily over the next three years.

In US **Higher Education** we are once again performing ahead of the overall market. For the full year we expect to grow at a similar rate to 2004, as we continue to benefit from our lead in publishing, technology and customisation. We are working with DeVry University to create a customised print and online maths programme for its 63 college campuses, serving some 40,000 students, in our largest ever adoption in higher education.

We continue to expect good growth in our **Professional** businesses as they benefit from long-term testing and government contracts. In addition to the $500m of new contracts won in 2004, in February we renewed and extended our largest government contract, with the US Department of Education, for a further ten years.

We expect a further significant profit improvement at the **FT Group**. IDC, our financial data business, is benefiting from strong growth and high renewal rates in its institutional business and from the contribution of FutureSource, acquired in September 2004. IDC remains on target to achieve service revenue and net income growth in the high single digit to low double digit range for 2005.

Our network of business newspapers - which includes the *Financial Times*, *Les Echos*, *FT Deutschland*, *Investors Chronicle* and our interests in *Vedomosti*, *Business Day*, *Financial Mail* and *The Economist* - returned to profit last year and we expect further progress in 2005. Advertising revenues at the *Financial Times* are ahead 3% in the year to date with continuing strong growth in recruitment, luxury goods and online advertising, and forward bookings are running ahead of last year. If advertising revenues continue to grow at this rate, we expect the *Financial Times* to be around breakeven this year and to improve profits further in 2006. We received cash proceeds of £372m from the sale of our 79% stake in Recoletos on 8 April 2005.

After a difficult 2004, **Penguin** is now trading in line with our expectations. Our UK warehouse is operating well and we are on track to move Pearson Education's UK distribution into the warehouse in the summer. Penguin is performing well on the bestseller lists in the US and the UK and has a strong publishing schedule for the second half of the year. Our cost reduction programme is proceeding according to plan and we will expense approximately £5m on those cost actions this year, which will fall in the first half.

Pearson generates around two-thirds of total revenues in the US. A five cent change in the average exchange rate for the full year (which in 2004 was £1:$1.83) will have an impact of approximately 1p on adjusted earnings per share. For the year to date, our average exchange rate is £1:$1.90.

Pearson will report its interim results on Monday 25 July 2005. On Wednesday 4 May we will publish further details of the transition to International Financial Reporting Standards, including our financial statements for 2003 and 2004 under IFRS.

Notes

Pearson's AGM takes place today at the Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE at 12 noon.

Further information

Luke Swanson/ Charlotte Elston + 44(0) 20 7010 2310

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PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R 0RL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

29 April 2005

Financial Services Authority
FAO: UK Listing Authority
Document Disclosure
25 The North Colonnade
Canary Wharf
London
E14 5HS

Dear Sirs

I enclose two copies of two ordinary resolutions and two special resolutions which were passed today at the Annual General Meeting of Pearson plc.

Yours faithfully
PEARSON plc



Stephen Jones
Deputy Secretary

cc Luke Swanson

SAJ/DC

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £295,500,000 be and is hereby increased by £1,000,000 to £296,500,000 by the creation of 4,000,000 ordinary shares of 25p each.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, the authorised ordinary share capital of the company of £295,500,000 be and is hereby increased by £1,000,000 to £296,500,000 by the creation of 4,000,000 ordinary shares of 25p each.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 13 set out in the Notice of AGM dated 31 March 2005, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £66,955,000, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 10 passed at the AGM of the company held on 30 April 2004.



Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Ordinary resolution was passed:

ORDINARY RESOLUTION

THAT, subject to the passing of resolution 13 set out in the Notice of AGM dated 31 March 2005, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985 (the Act)) up to an aggregate nominal amount of £66,955,000, such authority to expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), provided that:

(i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 10 passed at the AGM of the company held on 30 April 2004.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire at the end of next year's AGM or 18 months from the date of this resolution whichever is earlier unless such authority is renewed prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, pursuant to article 9 of the company's Articles, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 25p each in the capital of the company provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000;

(ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses;

(iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the market value of ordinary shares of the company derived from the London Stock Exchange Daily Official List for the five business days before the purchase is made;

(iv) the authority hereby conferred shall expire at the end of next year's AGM or 18 months from the date of this resolution whichever is earlier unless such authority is renewed prior to such date; and

(v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 12 in the Notice of AGM dated 31 March 2005 (or, if resolution 12 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 10 passed at the AGM held on 30 April 2004), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,040,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.



....

Deputy Secretary

Company Number 53723

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

Pearson plc

At the Annual General Meeting of the above-named Company, duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday, 29 April 2005 the following Special resolution was passed:

SPECIAL RESOLUTION

THAT, the board of directors of the company (board) be and is hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority conferred by resolution 12 in the Notice of AGM dated 31 March 2005 (or, if resolution 12 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 10 passed at the AGM held on 30 April 2004), as if sub-section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,040,000;

and further, that this power shall expire at the end of the next AGM of the company after the date of the passing of this resolution (unless previously renewed, varied or revoked by the company in general meeting), save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.



Deputy Secretary